

Randall Waters · 3rd

Vice President of Operations at Enviro Technologies
International. Inc

Pleasant Grove, Utah · 111 connections · **Contact info**



**Enviro Technologies
International. Inc**

University of Utah

Experience

Vice President of Operations
Enviro Technologies International. Inc
Nov 2016 – Present · 3 yrs 9 mos



EAU Technologies
9 yrs 4 mos



Director of Sales & Marketing
Apr 2008 – Jun 2013 · 5 yrs 3 mos
Atlanta, GA



General Manager
Mar 2004 – Apr 2008 · 4 yrs 2 mos
Pleasant Grove, UT 84062

Owner Manager
Ad-Veta Marketing
2000 – 2006 · 6 yrs
Saratoga Springs, Ut

Provided online and direct Marketing Services to clients in the Business to Business and Consumer Sectors.

President

Whetstone Technology

1996 – 2000 · 4 yrs

Park City, UT

Co Founder

Micarpoint Corporation

1981 – 1996 · 15 yrs

Salt Lake City, UT

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Education



University of Utah

1969 – 1973

Skills & Endorsements

Marketing Strategy · 7

Karen Anderson and 6 connections have given endorsements for this skill

New Business Development · 6

 Endorsed by **2 of Randall's colleagues at EAU Technologies**

Food Industry · 5

Dr. Karl Hellman and 4 connections have given endorsements for this skill

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